

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

William Marginson
Chief Executive Officer
Vois, Inc.
8709 Hunters Green Drive
Suite 300
Tampa, Florida 33647

> **Re:** **Vois, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed December 23, 2010**
> **File No. 000-33035**

Dear Mr. Marginson:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 20

1.   Please tell us how you considered Item 308T(a)(4) of Regulation S-K. In this regard, we note that your disclosures do not include a statement that the annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.

Financial Statements

General

2.   Please explain to us why you have not provided "audited" cumulative data for the period May 19, 2000 (inception) through September 30, 2010. In this regard, auditor association with cumulative data is required on an annual basis as long as you are in the development stage. We also note that your audit report refers to a predecessor auditor. Please note that if your current auditor makes reference to a predecessor auditor that audited a portion of the cumulative data, the predecessor auditor's report and consent are required to be included in the filing. See Rule 2-05 of Regulation S-X.

* * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William Marginson
Vois, Inc.
February 10, 2011
Page 3

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief